UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
SEC FILE NUMBER 0-14096


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):      oForm 10-K         oForm 20-F   oForm 11-K
                  [x] Form 10-Q      oForm N-SAR

          For Period ended:March 31, 1996

          [] Transition Report on Form 10-K
          [] Transition Report on Form 20-F
          [] Transition Report on Form 11-K
          [] Transition Report on Form 10-Q
          [] Transition Report on Form N-SAR
          For the Transition Period Ended:


 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Foreland Corporation
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Full Name of Registrant

not applicable
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Former Name if Applicable

12596 West Bayaud, Suite 300
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Address of Principal Executive Office (Street and Number)

Lakewood, CO 80228-2019
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b)  The subject annual report, semi-annual report, transition report on
x Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be file within the prescribed time period.

     The issuer has not completed its review of the interim financial statements and therefore cannot complete the filing within the prescribed time period.
                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/93)
PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

          James R. Kruse, Esq.              (801)            531-7090
   -------------------------------------  ---------    --------------------

                 (Name)                   (Area Code)   (Telephone Number)


(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                            [x] Yes  [ ] No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [x] Yes  [ ] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Although the registrant's revenues from oil and gas sales increased by approximately $50,000 when compared to the previous corresponding period in 1995, the registrant's dry hole, abandonment, and impairment costs increased approximately $350,000 and depreciation, depletion and amortization increased approximately $125,000 when such expenses are compared to the first quarter of 1995. The increase to dry hole, abandonment, and impairment costs is attributable to the new statement adopted by the Financial Accounting Standards Board entitled "Acounting for Impairment of Long-Lived Assets." Adoption of this standard resulted in impairment of one of the registrant's properties of $429,900. These increased expenses are partially offset by decreases in general and administrative expenses of approximately $130,000, but the registrant expects that its net loss for the first quarter of 1996 will be over $800,000, an increase of approximately $320,000 when compared to the first quarter of 1995.


                            Foreland Corporation
          -------------------------------------------------------

                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:May 16, 1996              By /s/ N. Thomas Steele, President